FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3 are press releases dated December 15, 2004(purchase of vessel), December 20, 2004 (purchase of two vessels) and December 22, 2004 (sale of vessel), respectively, announcing the purchase or sale, as the case may be, of vessels by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

     None.

Exhibit 1

NEWS RELEASE for December 15, 2004 at 7:35 AM EST
-------------------------------------------------

Contact: Joe Allen (investors)                      Christopher Georgakis, CEO
                  Allen & Caron Inc                 Excel Maritime Carriers Ltd
                  212-691-8087                      +30 210 45 98 692
                  joe@allencaron.com
                  Brian Kennedy (media)
                  Allen & Caron Inc
                  212-691-8087
                  brian@allencaron.com

                             EXCEL MARITIME ACQUIRES
                            HANDYMAX DRY BULK VESSEL

PIRAEUS, GREECE (December 15, 2004) . . . . Excel Maritime Carriers Ltd
(Amex:EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes, announced today that it has entered into an agreement to purchase a Handymax dry bulk vessel for delivery during the first quarter of 2005. The vessel, of 42,500 dwt, was built in Japan in 1987, and will be put directly into the spot and short term time charter markets.

     CEO Christopher Georgakis commented, "The demand for seaborne dry bulk trade has grown tremendously over the last few months and continues to be strong. While no one can predict the future, the Baltic Dry Index of charter rates has risen 35 percent from September 30, 2004 to 5551. With this new purchase, together with our recent vessel acquisitions, as we expand our fleet to transport more cargoes and to serve our customers more fully, we are seeking to deploy our assets in charters that are accretive to earnings per share."

About Excel Maritime
--------------------

     Excel Maritime Carriers Ltd is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. The Company currently owns and operates a fleet of two cape-size bulk carriers, two handymax bulk carriers and one handysize bulk carrier. An additional three handymax (including the above mentioned acquisition) bulk carriers will be delivered soon, and upon delivery the Company's fleet size will increase to eight ships representing a total carrying capacity of 477,883 dwt. The Company was incorporated in 1988 under the laws of Liberia.


                                 MORE-MORE-MORE




EXCEL MARITIME ACQUIRES HANDYMAX DRY BULK VESSEL
Page 2-2-2

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter and spot or voyage charter revenues; net operating days; dry bulk carrier supply and demand; supply and demand for commodities; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; changes in environmental, safety and other regulations affecting the shipping industry; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for commodities, either generally or in particular regions; the cyclical nature of the shipping industry and its dependence on commodities and bulk markets; the supply of vessels available to meet the demand for transportation of commodities; greater than anticipated levels of dry bulk carrier newbuilding orders or less than anticipated rates of dry bulk carrier scrapping; changes in trading patterns significantly impacting overall dry bulk carrier tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

Exhibit 2

NEWS RELEASE for December 20, 2004 at 7:35 AM EST
Contact: Allen & Caron Inc                  Christopher Georgakis, CEO
                  Joe Allen (investors)              Excel Maritime Carriers Ltd
                  joe@allencaron.com                 +30 210 45 98 692
                  Brian Kennedy (media)     excel@otenet.gr
                  brian@allencaron.com
                  212 691 8087

            EXCEL MARITIME CARRIERS ADDS TWO PANAMAX DRY BULK VESSELS

PIREAUS, GREECE (December 20, 2004) . . . . Excel Maritime Carriers Ltd
(Amex:EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes, announced today that it has entered into an agreement to purchase two Panamax dry bulk carriers for delivery in early 2005. One vessel, of 74,600 dwt, was built in Japan in 1998. The second vessel, of 69,100 dwt, was built in Japan in 1994. The first vessel will be delivered mid-February and the second will be delivered prior to mid-April. The Company is currently considering employment opportunities for these vessels both in the short- and long-term employment markets.

     CEO Christopher Georgakis commented, "This acquisition will accomplish two goals for the Company: the two vessels will augment our tonnage appreciably, and they will decrease the average age of our fleet. The demand for seaborne dry bulk trade remains strong worldwide, and we intend to continue to expand and modernize our fleet with additional acquisitions."

     The purchases are being financed from the proceeds of the Company's recent equity offering to institutional investors of 2.2 million common shares registered under its universal shelf registration. Following the offering the company has 13,811,099 shares issued and outstanding.

About Excel Maritime Carriers Ltd
---------------------------------

      The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company currently owns and operates a fleet of two cape-size bulk carriers, two handymax bulk carriers and one handysize bulk carrier. An additional three handymax bulk carriers and two panamax bulk carriers will be delivered soon, and upon delivery the Company's fleet size will increase to ten ships representing a total carrying capacity of 621,571 dwt. The Company was incorporated in 1988 under the laws of Liberia.


                                 MORE-MORE-MORE


EXCEL MARITIME CARRIERS ADDS 2 PANAMAX DRY BULK VESSELS
Page 2-2-2

The following table represents the existing fleet together with the new acquisitions:

Existing Fleet
--------------

Name                                dwt       Year Built      Type
----                                ---       ----------      ----
Fighting Lady                       146,313      1983       Capesize
Almar I                             107,140      1979       Capesize
Lady                                 41,090      1985       Handymax
Petalis                              35,982      1975       Handymax
Lucky Lady                           27,422      1975       Handysize
--------------------------------- ----------
Total                               357,947
================================= ==========

New Acquisitions
----------------

                                                                  Expected
Name                         dwt     Year Built      Type         Delivery
----                         ---     ----------      ----         --------
Swift                        37,687      1984       Handymax      01.31.2005
Goldmar                      39,697      1984       Handymax      12.31.2004
Marybelle                    42,552      1987       Handymax      03.15.2005
Panamax - To be Named        74,577      1998       Panamax       02.15.2005
Panamax - To be Named        69,111      1994       Panamax       04.15.2005
------------------------------------
Total                       263,624
====================================

Grand Total                 621,571

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter and spot or voyage charter revenues; net operating days; dry bulk carrier supply and demand; supply and demand for commodities; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; changes in environmental, safety and other regulations affecting the shipping industry; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for commodities, either generally or in particular regions; the cyclical nature of the shipping industry and its dependence on commodities and bulk markets; the supply of vessels available to meet the demand for transportation of commodities; greater than anticipated levels of dry bulk carrier newbuilding orders or less than anticipated rates of dry bulk carrier scrapping; changes in trading patterns significantly impacting overall dry bulk carrier tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.


                                     # # # #

Exhibit 3

NEWS RELEASE for December 22, 2004
Contact: Allen & Caron Inc                  Christopher Georgakis, CEO
                  Joe Allen (investors)              Excel Maritime Carriers Ltd
                  joe@allencaron.com                 +30 210 45 98 692
                  Brian Kennedy (media)     excel@otenet.gr
                  brian@allencaron.com
                  212 691 8087

                   EXCEL MARITIME SELLS OLDER HANDYMAX VESSEL

PIRAEUS, GREECE (December 22, 2004) . . . . Excel Maritime Carriers Ltd
(Amex:EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes, announced today that it has agreed to sell its oldest Handymax dry bulk vessel, of approximately 36,000 dwt, for US$ 5.1 million. The vessel, MV "Petalis," was built in May 1975 and was acquired by Excel in September 1999. The Company has announced the acquisition of five vessels over the last two months.

     CEO Christopher Georgakis commented, "Our strategy is to continue to modernize and increase the capacity of our fleet. We have decided to sell 'Petalis' in order to reduce the average age of the fleet, and intend to redeploy the proceeds for acquisitions of younger tonnage. The agreement for the potential sale of MV "Petalis," together with the recent acquisitions of three Handymax and two Panamax bulk carriers, will result in a reduction of the average age of our fleet from 24.6 years to 18.5 years. We hope to continue to follow this strategy as opportunities become available."

     The Company anticipates that the sale will generate a one-time gain of approximately US$ 3,850,000, or EPS of approximately US$ 0.28 per share.

About Excel Maritime Carriers Ltd
---------------------------------

      The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company currently owns and operates a fleet of two cape-size bulk carriers, two handymax bulk carriers and one handysize bulk carrier. An additional three handymax bulk carriers and two panamax bulk carriers will be delivered soon, which, together with the disposal of one older handymax carrier will increase the Company's fleet to nine ships representing a total carrying capacity of 585,589 dwt. The Company was incorporated in 1988 under the laws of Liberia.


                                 MORE-MORE-MORE



EXCEL MARITIME SELLS OLDER HANDYMAX VESSEL
Page 2-2-2

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter and spot or voyage charter revenues; net operating days; dry bulk carrier supply and demand; supply and demand for commodities; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; changes in environmental, safety and other regulations affecting the shipping industry; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for commodities, either generally or in particular regions; the cyclical nature of the shipping industry and its dependence on commodities and bulk markets; the supply of vessels available to meet the demand for transportation of commodities; greater than anticipated levels of dry bulk carrier newbuilding orders or less than anticipated rates of dry bulk carrier scrapping; changes in trading patterns significantly impacting overall dry bulk carrier tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.


                                     # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  December 22, 2004                   By: /s/ Christopher J. Georgakis
                                               ----------------------------
                                                   Christopher J. Georgakis
                                                   President and
                                                   Chief Executive Officer








02545.0001 #533000